Exhibit 99.1

Buenos Aires

March 26, 2018

To:	Comisión Nacional de Valores (Argentine National Securities Commission)
Re:	Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has been notified of Banco Central de la República Argentina’s Resolution No. 100 authorizing Mr. Gastón Bourdieu to act as Regular Director of Banco Galicia. This appointment is conditioned upon approval of the resolution at the Shareholders’ Meeting to be held on April 24, 2018.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.